July 26, 2019

Jesse Geiger
Chief Financial Officer
Medpace Holdings, Inc.
5375 Medpace Way
Cincinnati, OH 45227

       Re: Medpace Holdings, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed February 26, 2019
           Form 10-Q for Fiscal Quarter Ended March 31, 2019
           Filed April 30, 2019
           File No. 001-37856

Dear Mr. Geiger:

      We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2018

Exhibits 31.1 and 31.2, page 1

1. It appears your officer certifications filed under Exhibits 31.1 and 31.2 do not include the language referring to internal control over financial reporting that should appear in the introductory sentence of paragraph 4 of the Section 302 certifications. Please note this additional language became effective for your first annual report required to contain management's report on internal control over financial reporting and in all periodic reports filed thereafter. Please revise your filings to include the correct certifications. We refer you to the guidance under Compliance and Disclosure Interpretations (C&DI) for
      Regulation S-K, Question 246.13. This comment is also applicable to your Form 10-Q for fiscal quarter ended March 31, 2019.
 Jesse Geiger
Medpace Holdings, Inc.
July 26, 2019
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Suying Li at (202) 551-3335 or Linda Cvrkel at (202) 551-3813 with any questions.



                                                          Sincerely,
FirstName LastNameJesse Geiger
                                                          Division of
Corporation Finance
Comapany NameMedpace Holdings, Inc.
                                                          Office of Beverages,
Apparel and
July 26, 2019 Page 2                                      Mining
FirstName LastName